SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ David McPherson
David McPherson
President and Chief Executive Officer

Date: February 19, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated February 6, 2008, announcing exploration and corporate update. Exploration update includes the William Lake and Thompson Project properties in Manitoba along with the Salt Chuck property in Alaska. Corporate update announces the appointment of a new Chief Financial Officer.

Exhibit 99.1

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, TORONTO, ONTARIO, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:	67.766 million
Fully Diluted:	92.410 million
52-Week Trading Range:	C$0.265 - $1.65

– NEWS RELEASE –

Pure Nickel Exploration and Corporate Update

TORONTO, ON, February 6, 2008: Pure Nickel Inc. (the “Company”) (TSX: NIC, OTCBB: PNCKF) is pleased to report on its current and upcoming exploration projects at William Lake, the Thompson Project, and Salt Chuck.

William Lake, Manitoba – Second drill scheduled to start mid February, drill results expected mid March

On November 8th, the Company commenced a 3500 metre exploration drilling program on its 100% owned William Lake Project located in the Thompson Nickel belt in Central Manitoba.

The William Lake Project is Pure Nickel’s most advanced property based on previous drilling results of intersecting economic nickel grade and mineable width’s (See the William Lake 43-101 Technical report, November 2007). This drill program is following up on Xstrata’s previous economic drill intersections located on several zones within the William Lake Trend. In view of the previously wide spaced drilling (up to 250 meters apart) the main objective of the program is to establish the continuity of the known mineralization to provide the confidence to work towards a mineral estimation for a 43-101 compliant resource. Testing for the continuity of mineralization includes drilling on the known zones at 50 to 100 m step outs.

A second drill rig is to be added to the project by mid February. The additional drill will advance the exploration project and allow more opportunities to outline the prospective zones as the program works towards establishing a mineral inventory in one or more zones.

Co-incident with the start of drilling the exploration program in November included an ongoing ground PEM and BHEM surveys and 1200 line km of a VTEM airborne survey was flown over the entire William Lake Trend properties (completed on December 17th). Preliminary results have identified multiple, weak to highly enhanced conductivity zones. The previous drilling by Xstrata indicates the presence of ore grade nickel mineralization in some of the airborne anomalies and other conductors indicate that they have not been thoroughly tested. Upon completion of this preliminary review of the new airborne VTEM data and previous drilling an additional 4 zones have been outlined to be drilled. Each zone varies from 300 meters to > 800 meters in strike length.

To date a total of 1876 m in 5 holes has been completed. The Company expects assay results early March.

William Lake exploration will account for 60% of the Company’s 2008 exploration budget. The exploration program is being operated out of a newly constructed trailer camp. The drilling is being carried out by Cyr Drilling International Limited of Winnipeg, Manitoba.

Phillip Mudry, P.Geol. is the Central Region Manager for Pure Nickel Inc. and is the designated Qualified Person (Q.P.) for the William Lake Project. Mr. Mudry is supervising drill hole planning, implementation and quality control/quality assurance programs at the William Lake project for 2008.

The Thompson Project, Manitoba – Drilling Scheduled to Start mid March

On September 20, 2007 the Company announced that it had entered into an option agreement with Exploration Syndicate Inc., a private company. Pursuant to the agreement, Exploration Syndicate granted the Company an option to earn up to a 100% interest in 6 mining licenses and 5 claims comprising the Thompson Project (referred to as the William Lake Extension Project in Press Release dated September 20, 2006) in Manitoba. The Thompson Project covers 160,000 hectares of prospective land and lies west and north of Pure Nickel’s William Lake property.

Two of the Manitoba Mineral Exploration Licenses included in this agreement were flown during December 2007 by Geotech Ltd., using their VTEM airborne electromagnetic survey system. Flight direction of the 1782.3 line-km survey was E-W, with a line-spacing of 200 m. Infill lines were acquired over six of the areas of most promising areas of interest, and one small area was flown in a N-S direction because of local E-W geological strike.

Complex folding and faulting is apparent from the magnetic data and multiple conductors are present. Cyr Drilling International will be supplying a third drill mid March and a drill program will be conducted from the existing camp at William Lake.

Dallas Davis, P.Geol. is Pure Nickel’s Eastern Region Manager and is the designated Qualified Person (Q.P.) for the Thompson Project.

Salt Chuck, Alaska – permitting expected by end of month

On October 17th the Company announced its plans for its 100% owned Salt Chuck property located on Prince of Wales Island, Alaska. The drilling phase of the exploration program originally planned for November was delayed due to the permitting process. The positive Decision Memorandum from the United States Department of Agriculture was issued on January 23, 2008. The Exploration Team is currently determining the best start time given the Company’s current field exploration commitments, and the fact that drilling can be carried out year round on the Salt Chuck project.

Larry Hulbert, P.Geol. is Pure Nickel’s Chief Exploration Officer and is the designated Qualified Person (Q.P.) for the Salt Chuck Project

Corporate Update – New CFO appointed

Pure Nickel is pleased to announce that Jeffrey D. Sherman has been appointed Chief Financial Officer by the Board of Directors effective immediately. Mr. Sherman will be replacing James (Jay) Richardson who has resigned his responsibilities to focus on his other ongoing business obligations. Mr. Richardson acted as the CFO since the inception of the Company and was instrumental in its growth; he will remain as Pure Nickel’s Corporate Secretary.

Mr. Sherman, a Chartered Accountant and MBA comes to the company with a vast breadth of knowledge in governance and planning, finance, internal controls and accounting. Previous work experience includes positions as Vice President and CFO of Visible Genetics Inc. and VisualSonics Inc. Jeffrey is an accomplished speaker and has authored eleven books including Canadian Treasury Management, Canadian Cash Management, and Financial Instruments: A Guide for Financial Managers.

“We are fortunate to have a skilled and talented individual such as Jeffrey join our team, and we believe that he will provide the Company with invaluable guidance in a wide array of areas.” stated David McPherson, President and CEO of Pure Nickel.

In connection with the new CFO appointment the Board of Directors has granted stock options totalling 100,000 shares based on an exercise price of the average of the last five days closing prices consistent with the Company’s Option Plan. Options vest over three years in equal 1/3 tranches.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2008 exploration program is underway on multiple properties and is fully funded. Pure Nickel’s cash balance stands at CDN $11 million.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

David McPherson

President & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com